UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of March 2019

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707—8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On March 13, 2019, Husky Energy Inc. (“Husky”) issued a press release announcing that it has priced a $750 million US offering of senior unsecured notes. The notes will bear annual interest at a rate of 4.400 percent and mature on April 15, 2029. The press release is attached hereto as Exhibit “A.”

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-222652) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: March 13, 2019		GENERAL COUNSEL & SECRETARY

Exhibit A

Husky Energy Prices $750 Million US Offering of Senior Unsecured Notes

Husky Energy has priced a $750 million US offering of senior unsecured notes. The notes will bear annual interest at a rate of 4.400 percent and mature on April 15, 2029.

Husky intends to use the net proceeds of this offering for general corporate purposes, which may include, among other things, the repayment of certain outstanding debt securities maturing in 2019. Husky may invest funds it does not immediately require in short-term marketable debt securities.

J.P. Morgan Securities LLC, Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Goldman Sachs & Co. LLC acted as joint book-running managers for the offering.

The 2029 notes are being issued under an SEC shelf registration statement in the U.S. that became effective on January 30, 2018. The transaction is expected to close on March 15, 2019, subject to customary closing conditions.

Copies of the prospectus supplement and accompanying prospectus relating to the offering can be obtained from J.P. Morgan Securities LLC at 383 Madison Avenue, New York, NY 10179, Attention: Investment Grade Syndicate Desk — 3rd Floor, or via phone, collect, at 1-212-834-4533, from Barclays Capital Inc., c/o Broadridge Financial Solutions 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at 1-888-603-5847, or by emailing barclaysprospectus@broadridge.com, from Merrill Lynch, Pierce, Fenner & Smith Incorporated, NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte NC 28255-0001, Attention: Prospectus Department, or via phone, toll-free: 1-800-294-1322, or by emailing dg.prospectus_requests@baml.com, or from Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, or by emailing Prospectus-ny@ny.email.gs.com.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Investor and Media Inquiries:

Leo Villegas, Manager, Investor Relations

403-513-7817

Mel Duvall, Senior Manager, Media & Issues

403-513-7602

FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this news release are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “is estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “scheduled” and “outlook”). In particular, forward-looking statements in this news release include, but are not limited to, references to the intended use of the net proceeds of the offering and the expected closing date of the offering.

Although Husky believes that the expectations reflected by the forward-looking statements presented in this news release are reasonable, Husky’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to Husky about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources, including third party consultants, suppliers and regulators, among others.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

Husky’s Annual Information Form for the year ended December 31, 2018 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

New factors emerge from time to time and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on Husky’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and Husky’s course of action would depend upon management’s assessment of the future considering all information available to it at the relevant time. Any forward-looking statement speaks only as of the date on which such statement is made and, except as required by applicable securities laws, Husky undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events.